

February 15, 2013

<u>Via E-mail</u>
Kevin R. Watson
Executive Vice President and
Chief Financial Officer
North Valley Bancorp
300 Park Marina Circle
Redding, CA 96001

      Re: **North Valley Bancorp**
               Item 4.02 Form 8-K
               Filed January 30, 2013
               File No. 000-10652

Dear Mr. Watson:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                   Sincerely,

                                   /s/ Amit Pande

                                   Amit Pande
                                   Accounting Branch Chief